EXHIBIT 99.1

Cellectis Announces Pricing of Follow-On Offering

NEW YORK, Feb. 02, 2023 (GLOBE NEWSWIRE) -- Cellectis S.A. (“Cellectis” or the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announces the pricing of its previously announced underwritten global offering by way of a capital increase of 8,800,000 American Depositary Shares (“ADS”), each representing the right to receive one ordinary share of Cellectis, nominal value €0.05 per share (the “Global Offering”), comprised of a public offering of ADS in the United States of America only and a private placement in other countries including in European Union member States exclusively to “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”), which launched on February 2, 2023, at a price to the public of $2.50 per ADS. The aggregate net proceeds to be received by Cellectis from the sale of ADSs in the Global Offering are expected to be approximately $20.2 million, equivalent to approximately €18.5 million, after deducting the estimated expenses related to the Global Offering and the underwriting commissions payable by Cellectis. The closing of the Global Offering is expected to occur on or about February 7, 2023, subject to customary closing conditions.

Jefferies LLC and Barclays Capital Inc. are acting as joint book-running managers for the Global Offering.

Cellectis plans to use (i) approximately $17.0 million (€15.6 million) of the net proceeds of the Global Offering to fund the continued clinical development of UCART 123, UCART22, UCART20x22, and UCARTCS1, and (ii) any remainder for working capital and other general corporate purposes.

Based on the planned use of proceeds from the Global Offering, Cellectis believes that its cash and cash equivalents and cash flow from operations (including payments it expects to receive pursuant to collaboration agreements and anticipated government funding of research programs, but excluding any potential borrowings under the Company’s finance contract with European Investment Bank) will be sufficient to fund Cellectis’ operations into Q2 2024.

The listing of Cellectis’ ordinary shares on Euronext Growth in Paris will be suspended on February 3, 2023 until the opening of trading of Cellectis’ ADSs on the Nasdaq Global Market at 3:30 pm (Paris time)/ 9:30 a.m. (New York time), prior to which Cellectis will publish the allocation of share capital to be effective following settlement and delivery of the ADSs sold in the Global Offering. The 8,800,000 ADSs to be issued in the Global Offering will result in a dilution of approximately 16.2% of Cellectis’ outstanding share capital as of September 30, 2022 on a non-diluted basis excluding the exercise of the option granted to the Underwriters to purchase additional ADSs and approximately 18.2% of Cellectis’ outstanding share capital as of September 30, 2022 on a non-diluted basis in the case of a full exercise of the option granted to the Underwriters to purchase additional ADSs. On an illustrative basis, a shareholder holding 1% of Cellectis’s capital before the Global Offering will now hold a stake of 0.84% excluding the exercise of the option granted to the Underwriters to purchase additional ADSs.

The ordinary shares underlying the ADS offered in the Global Offering will be subject to an application for admission to trading on Euronext Growth in Paris on the same trading line as the existing ordinary shares under the same ISIN code FR0010425595 and under the ticker “ALCLS” and are expected to start trading on or about February 7, 2023.

The offering price of $2.50 per ADS, corresponding to an offering price of €2.29 per ordinary share (based on an exchange rate of €1.00 = $1.0914 as published by Bloomberg on February 2, 2023), is equal to the volume weighted average price of Cellectis’ ordinary shares on Euronext Growth in Paris over the last three trading sessions preceding the pricing of the Global Offering (i.e., January 31 and February 1 and 2, 2023), minus a discount of 20%, and has been determined by Cellectis pursuant to the 17th resolution of Cellectis, which was approved at the combined meeting of the Company's shareholders held on June 28, 2022.

In connection with the Global Offering, Cellectis granted Jefferies LLC and Barclays Capital Inc. (the “Underwriters”) a 30-day option to purchase up to an additional 1,320,000 ADSs representing 15% of the Global Offering size and on the same terms and conditions.

In connection with the Global Offering, Jefferies LLC, acting as stabilization agent, may effect transactions with a view to supporting, stabilizing, or maintaining the market price of the ADSs at a level higher than which might otherwise prevail in the open market for Cellectis’ ADSs. However, there is no assurance that the stabilization agent will take any stabilization action and, if begun, such action may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the Nasdaq Global Market.

The ADSs are being offered pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-265826), which was filed with the Securities and Exchange Commission (SEC) on June 24, 2022 and subsequently declared effective on July 7, 2022. The Global Offering is being made only by means of a prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement relating to and describing the terms of the Global Offering has been filed with the SEC on February 2, 2023 and is available on the SEC’s website at www.sec.gov. The final prospectus supplement relating to the Global Offering will be filed with the SEC. When available, copies of the final prospectus supplement (and accompanying prospectus) relating to the Global Offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022 or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone (888) 603-5847 or by email at Barclaysprospectus@broadridge.com The preliminary prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein do not include any inside information (as defined under Article 7 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse as amended (MAR)).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in the European Union or any of its member states.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the expected closing of the Offering, the grant to the Underwriters of an option to purchase additional shares and Cellectis’ intended use of proceeds from the Global Offering and projected cash runway. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and, “future” or,” “can,” “could,”, “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,”, “scheduled,” “should,” and “will,” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, such as: market conditions, including the trading price and volatility of Cellectis’ ADSs and ordinary shares, risks related to the satisfaction of closing conditions in the underwriting agreement related to the Global Offering, and risks related to Cellectis’ business and financial performance. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2021 and subsequent filings Cellectis makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov.The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Cellectis assumes no obligation to update these forward-looking statements publicly.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth in Paris (ticker: ALCLS).

CONTACT:

Media contact:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Investor Relations contacts:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

This document does not constitute an offer to the public in France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés)) and the securities referred to in this document can only be offered or sold in France pursuant to Article L. 411-2 1° of the French Monetary and Financial Code to (i) qualified investors (investisseurs qualifiés) (as such term is defined in Article 2(e) of the Prospectus Regulation) in accordance with Articles L. 411-1, L. 411-2 and D. 411-2 to D. 411-4 and D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1 (4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

MIFID II product governance / Retail investors, professional investors and ECPs only target market - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the new shares has led to the conclusion that: (i) the target market for the new shares is retail investors, eligible counterparties and professional clients, each as defined in Directive 2014/65/UE, as amended (“MiFID II”); and (ii) all channels for distribution of the new shares to retail investors, eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the new shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the new shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail investors, the manufacturers have decided that the new shares will be offered, as part of the initial offering, only to eligible counterparties and professional clients.

Attachment

  CLLS55 - 2022 Follow-on Offering Pricing Press Release (EX99.1) (PD w_o BPI)(1534586548.14) (https://ml.globenewswire.com/Resource/Download/e384acb9-3d48-4343-bada-8f5d4ad716fc)